SCHEDULE 13G/A
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2.
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Bank of Granite Corporation
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
062401 10 4
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act, but shall be subject to all other provisions of the Act (however, see the Notes)..

SCHEDULE 13G

CUSIP No.	062401 10 4	PAGE	2	of	5	PAGES

1	NAME OF REPORTING PERSON/ I.R.S. Identification Nos. of Above Person (Entities Only) John A. Forlines, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		833,574

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,091

WITH	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	853,665

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.52%

12	TYPE OF REPORTING PERSON

	IN

Item 1(a) Name of Issuer:
Bank of Granite Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices:
23 North Main Street
Granite Falls, NC 28630
Item 2(a) Name of Person Filing:
John A. Forlines, Jr.
Item 2(b) Address of Principal Business Office or, if None, Residence:
23 North Main Street
Granite Falls, NC 28630
Item 2(c) Citizenship:
United States
Item 2(d) Title of Class of Securities
Common Stock, $1.00 par value per share
Item 2(e) CUSIP Number
062401 10 4
Item 3 None
Item 4. Ownership:
(a)	Amount Beneficially Owned: 853,665 shares of Common Stock

(b)	Percent of Class: 5.52%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:

833,574 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

None shares of Common Stock

(iii)	Sole power to dispose or to direct the disposition of:

3

20,091 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

None shares of Common Stock
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2009
/s/ John A. Forlines, Jr.
John A. Forlines, Jr.

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